May 27, 2005

Jonathan W. Trutter
Chief Executive Officer
Deerfield Triarc Capital Corp.
8700 West Bryn Mawr Avenue, 12th Floor
Chicago, IL 60631

Re: Deerfield Triarc Capital Corp.
      Amendment No. 1 to Form S-11 filed on May 13, 2005
      File No. 333-123762

Dear Mr. Trutter:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. Please note that we are continuing to review your supplemental response dated May 19, 2005 to the comment conveyed telephonically on May 12, 2005 relating to your analysis of how your portfolio as of March 31, 2005 satisfies the requirements to qualify for the exemption from registration requirements of the Investment Company Act of 1940 provided by Section 3(c)(5)(c).

2. We note your response to prior comment 91. Supplementally, please provide us with a detailed analysis as to why your Rule 144A and Reg. D offerings on December 23, 2004, should not be integrated. Your analysis should include citations to relevant Commission rules and no-action letters and applicable case law.

3. We note your response to prior comment 2 and reiterate our request for a copy of all correspondence between your underwriters and the NASD regarding this offering.

4. We note from your response to prior comment 3 that you have included disclosure regarding the purchase of securities issued by affiliates of the underwriters on pages 38 and 161. Please revise the summary to also include this information and revise your disclosure to quantify the percentage of your portfolio that has been purchased from affiliates of the underwriters.

Cover Page

5. We note your revisions in response to prior comment 7 that asked you to limit the information to that required by Item 501.   Please further revise to delete the last sentence in the third paragraph. We note your discussion in that sentence of the implications of your not being subject to federal income tax, unlike your taxable REIT subsidiary. However, a further discussion would be needed to explain that the income generated by your taxable REIT subsidiary need not be distributed to shareholders. A more complete discussion would not be appropriate for the cover page. See our *Plain English Handbook* available at www.sec.gov.

Summary, page 1

6. Please make conforming changes to other sections of your prospectus, especially your business section, in response to the following comments on your summary.

7. Please revise to eliminate duplicative disclosure from the summary. We note for example only, the disclosure regarding your asset classes on page 1 and page 8. For another example, we note duplicative disclosure throughout the summary about Deerfield Capital. In this connection, please omit the third and fourth sentences at the top of page 3. This information contained in these sentences is duplicative of information contained on pages 5 and 9.

8. Please revise to include an organizational chart depicting the REIT, its subsidiaries, the Manager and the ownership interests of each entity.

Our Company, page 1

9. We note your response to prior comment 15 and have the following additional comments. On page 2 you disclose that you are currently fully invested and that 93% of your portfolio consists of RMBS. In light of this, please make it clear on page 1 and throughout your prospectus that your portfolio is *not* currently "diversified;" that your portfolio, in its current form, does *not* balance interest rate or mark-to-market risk inherent in your RMBS investments; that your Manager

lacks significant experience managing RMBS, if true; and that future dividends and capital appreciation are *not* guaranteed. In this regard, we direct your attention to the fourth sentence of the first paragraph and to the third paragraph. Also, please quantify here the portion of your current portfolio comprised of "alternative" investments (which appears, from page 2, to be 6.9%) and make it clear that you will never hold more than 20% of such investments due to REIT and 1940 Act restrictions.

10. Supplementally, please confirm that you have not to date experienced any default.

11. We note your statement that in December 2004 you raised net proceeds of approximately $378.9 million. Please revise to disclose the initial purchasers in your December 2004 offering.

12. We note your response to prior comment 17 that your portfolio does not contain a "large concentration" of RMBS backed by sub-prime residential mortgage loans. Supplementally, please tell us the amount of RMBS backed by sub-prime loans or disclose this information in a footnote.

13. We note your response to prior comment 18. In the first full sentence on page 2, and on pages 5, 7, 73 and 75, please make it clear that not all of the assets managed by your Manager consist of MBS and, in your summary and on page 73, disclose the portion that does.

14. We note that on page 1 you identify asset classes in which you intend to focus your investments. Please revise to include disclosure from your responses to prior comments 17, 26 and 67 that there are no limitations on the percentage of assets that you may invest in each of these asset classes.

Summary Risk Factors, page 3

15. On page 4, please include a risk factor related to the possibility that you may, at some point, become subject to registration under the 1940 Act, based on your asset mix.

16. Please revise the last bullet point on page 3 to disclose that there is no limitations the amount to which you may leverage your investments.

Triarc Companies, Inc., page 5

17. Please omit this disclosure. The relevance of this disclosure to this offering is not clear. Further, it is duplicative of disclosure found on page 74 and should not be highlighted in the summary.

Our Competitive Advantages, page 5

18. We note from your response to prior comment 5 that you have chosen to retain disclosure of "competitive advantages" in your summary. Please disclose who your key competitors are. It appears to us that it would be difficult for investors to assess your "competitive advantages" without knowing who you are competing against. Also, for each subsection, please consider whether you in fact have an *advantage* over your competitors or are merely providing the same kind and level of services they are. Finally, please consider your current disclosure in light of the following:

- *Unique Business Model Seeks to Provide Attractive Risk-Adjusted Returns.* Please provide us with supplemental support showing how your business model is "unique."

- *Depth of Experience within Targeted Asset Classes.* Please make it clear that your Manager's experience with targeted investment classes will only extend to, at most, 20% of your portfolio, the bulk of which will (and indeed must) remain heavily weighted toward MBS.

- *Experienced Management Team* and *Extensive Relationships and Deal Flow.* Here and on pages 9, 73, 74 and 90, we note your assertion that your Manager and Triarc will provide you with access to investments, "deal flow" or "deal-sourcing" opportunities, "financial sponsors, merger and acquisition advisory firms, investment banks, capital markets desks, lenders and other financial intermediaries." On page 5 and 73, please identify the specific relationships or investments to which you are referring and disclose whether you have executed any sourcing agreements. Alternatively, you may omit this disclosure from your prospectus. Further, please tell us supplementally the basis of your belief that "few" of your competitors possess such relationships and disclose the ones that do. Finally, please balance with disclosure that your manager has no prior experience managing a REIT.

- *Investment Committee and Board of Directors.* Please omit the reference to collective experience on pages 6 and 75. Are you aware that other REITs do not use such committees? If they do, please consider whether this constitutes a competitive advantage or merely a necessary function of operating a REIT.

Investment Process, page 9

19. Please disclose here and on page 73 the number of full-time employees of the Manager that will be engaged in performing due diligence for your investments, in managing your assets and in assessing on an ongoing basis interest rate and prepayments trends. Please try to avoid, here, on page 73 and in your discussion of your Manager's portfolio management and infrastructure resources, beginning

on page 82, the suggestion that all of your Manager's employees will be working on matters related to you, unless true.

Credit Analysis and Structuring, page 10

20. We note your response to prior comment 23 and your revised disclosure. Please revise to omit this prior performance information from the summary as well as from the disclosure on page 91. In this connection we note that less than 7% of your portfolio consists of bank loans, that you will at no point hold more than 20% of such "alternative loans," that more than 90% of your portfolio consists of RMBS, which involve substantially different credit analyses, that your Manager is not experienced in this area, and that actual and future default rates could vary significantly from those suggested by your chart. Also, we note your disclosure regarding the amount of bank loans held by "pre-existing" structures and it is unclear whether your Manager was involved in analyzing the credit associated with these loans.

Deerfield Capital Portfolio Management and Infrastructure Resources, page 10

21. Please omit unsupported characterizations of your Manager.

Resolution of Potential Conflicts of Interest…, page 12

22. Please revise the title of this section here and on page 92 to make it clear that you are referring *only* to conflict in the allocation of investment opportunities, and *not* to the inherent conflicts of interest discussed on page 10.

Our Distribution Policy, page 14

23. Please revise here and on page 47 to include disclosure that up to 20% of the value of your assets may consist of stock in a TRS, through which you will hold assets, and that the net income of such TRS is not required to be included in the amount that you will distribute to shareholders.

Operating and Regulatory Structure, page 14

24. Please disclose the name and briefly describe the purpose of your operating subsidiary (referred to on page 63) and all of your TRSs here or on page 97. Supplementally, please tell us whether any parties affiliated with your Manager has an interest in any of these TRSs, other than by virtue of share ownership in you.

Restrictions on Ownership of Our Common Stock, page 15

25. In order to make your disclosure more easily understood, both here and on page 18, please refrain from referring to Ross Financial as your "corporate investor" and W.A. Dart Foundation as your "foundation" investor. Instead, please refer to these entities by their proper names, explain how they are related, and explain briefly the purpose of their exemptions. Also, please disclose the positions held by Triarc (and its affilates) and Deutsche Bank and explain briefly the purpose of their exemptions.

Risk Factors, page 20

Risks Related to Our Business, page 20

We are dependent on Deerfield…, page 20

26. Please discuss risk, from page 66, that terminating your relationship with your Manager could also cause you to default under certain repurchase agreements, and quantify the amount at risk.

Loss of 1940 Act exemption…, page 27

27. We note your response to prior comment 35. In the first sentence, please remove any suggestion that you are currently exempt from the Act. Also, please omit mitigating language regarding your expectation that your TRS will qualify for an exemption.

We may enter into warehouse agreements…, page 30

28. Please disclose any amounts at risk in connection with warehouse agreements supporting your investments in CDOs, including the Pinetree CDO. Also, please create a separate risk factor addressing amounts at risk in connection with your repurchase agreements.

We have relationships with certain of our underwriters…, page 38

29. Please be more specific about the value of non-agency securities purchased by you from underwriter affiliates, quantify here and on page 161 the percentage of your portfolio this represents, and identify those affiliates. Please also include this information in your summary risk factor on page 4. Further, please identify the underwriter affiliates that currently hold stock in you. Finally, please disclose in this risk factor all of the other transactions with underwriter affiliates identified on page 161.

MD&A, page 53

Trends, page 54

30. We note your response to prior comment 52 and have the following additional comments.

   - With respect to your belief that rising rates will lead to additional net income from current and future *floating* rate investments, please explain why such additional income would not be reduced by rising borrowing costs.

   - With respect to your belief that rising rates will lead to additional net income from future *fixed* rate investments, please explain why a portion of the anticipated spread would not be consumed by rising borrowing costs and why continued increases in borrowing costs would not begin to reduce the return on fixed rate investments.

Critical Accounting Policies, page 55

31. Related to prior comment 54, it appears that the nature of assumptions for your prepayment model in determining interest income is subjective and highly uncertain. It also appears that these assumptions are susceptible to change. Please provide the readers with a quantitative analysis explaining the impact changes in the prepayment model assumptions could have on interest income. Refer to SEC Release 33-8350.

Financial Condition, page 59

Mortgage-Backed Securities, page 59

32. We note that the average weighted cost of your portfolio in the first quarter was 101.6%, a premium to par. Please discuss what this suggests in terms of the relationship between the interest rates of loans underlying your MBS and prevailing market rates.

33. On page 60, please explain why you believe the fair value of your MBS has gone down temporarily and what this suggests in terms of the relationship between the interest rates of loans underlying your MBS and prevailing market rates.

34. Where relevant, please indicate what percentage of your portfolio, if any, consists of non-conforming loans or loans for property purchased primarily for investment. Also, please confirm supplementally that your MBS are not geographically concentrated in any way.

Equity Securities, page 61

35. We note your response to prior comment 57. Supplementally, please tell us whether you have made any equity investments in entities affiliated with your Manager or control investments. If so, please identify the entities.

Interest Receivable, page 61

36. Please identify the asset(s) related to the receivable.

Hedging Instruments, page 61

37. On page 62, please explain briefly why you have an unrealized gain of $17.8 million in your interest rate swap agreements, what this suggests about prevailing market rates of interest, and how this could change in the future.

Results of Operations, pages 63-65

REIT Taxable Income (Loss), pages 64-65

38. We note your response to prior comment 60. Your revised disclosure that REIT taxable income (loss) is useful to investors because it directly relates to the distributions you have to make in order to avoid the payment of federal and state income taxes and/or retain REIT status still seems to address REIT taxable net loss as a liquidity measure and not as a measure of performance. If management does, in fact, provide REIT taxable net loss as a measure of financial performance, revise your discussion of REIT taxable net loss to disclose the reasons why you believe that it provides relevant and meaningful information about your financial performance and how it may be useful to investors and management alike. Refer to Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 65

39. Please restructure your discussion to focus on cash used in operating, financing and investment activities and indicate your current cash position. In doing so, please make the following revisions:

- on page 66, please clarify what you mean where you state that one of your repurchase agreements restricts you from making distributions or incurring losses above 15% on a monthly basis, 25% on a quarterly basis, and 35% on an annual basis;

- at the top of page 67, please clarify what you mean by "short-term." If you mean 12 months, please state this. Also, please quantify your excess leverage capacity at this time; and

- please discuss, as appropriate, net liabilities under hedging instruments and any additional liability for unsettled bank loans.

Recent Developments, page 67

40. Please clarify that the Market Square transaction is now closed (see page 81) and indicate the status of any liability you may have under your warehouse loan, including the guarantee to UBS (see page 62). Also, we note that you have referred to the Market Square transaction variously as a CDO and a CLO. Please explain the difference and ensure that your disclosure is consistent and accurately reflects your strategy of investing in both kinds of vehicles.

Business, page 72

41. Where relevant, please indicate, from page 12, how often your board intends to conduct its "periodic" reviews of your portfolio and investment guidelines.

Policies with Respect to Certain Other Activities, page 97

42. We note your response to prior comment 71. Supplementally, please tell us what loans to third parties you have made in the past and the purpose of these loans.

Staffing, page 99

43. We note your response to prior comment 73 and hereby reissue the comment. If Mr. Armour is entirely dedicated to your business then it would appear to us that any compensation he receives from your Manager would be for services rendered to you.

Conflicts of Interest in Our Relationships with Deerfield Capital, page 115

44. We note your response to prior comment 66 but were unable to locate disclosure called for by Item 25 of Form S-11. Please direct us supplementally to or revise your prospectus to include disclosure of your policy regarding the ability of your Manager's officers, director and employees to take individual interests in investments related to you, or to conduct business similar to yours for their own account.

Certain Relationships and Related Transactions, page 120

45. Please describe and quantify *all* compensation paid to your manager in the last fiscal year. We note in this regard compensation-related expenses of $255,000, from page 52.

Description of Capital Stock, page 122

Restrictions on Ownership and Transfer, page 123

46. We note that you intend to obtain a legal opinion regarding reducing Ross Financial's ownership interest and increasing the allowable interest that may be held by W.A. Dart Foundation, a Ross affiliate, and the rest of your shareholders, following the close of this offering. Please indicate whether this legal opinion will be obtained prior to closing, provide it to us supplementally, and indicate whether either your REIT or tax opinion will be relying in any way on it. If so, please attach it as an exhibit to your registration statement and revise your expert disclosure, as needed.

Underwriting, page 157

47. On page 161, please identify all affiliates with specificity. Also, please be specific about the amount of non-agency securities purchased to date. Finally, please quantify the fees paid to UBS for the Market Square and Pinetree transactions and the fees paid to CSFB and Deutsche Bank for the December 2004 private placement.

48. We note your response to prior comment 87. Please send us the materials as soon as they are ready. We may have additional comments. Also, please disclose on page 158 the percentage of shares being reserved for your directed share program. Disclose whether the shares are subject to lock-up agreements and, if so, briefly describe the lock-up agreements and include a form of lock-up as an exhibit to this registration statement. Supplementally, please:

- give us some idea of how many people you expect to solicit through this program, identify any participants affiliated with a broker-dealer, and consider whether additional disclosure of Item 404 of Reg. S-K will be required;

- tell us the settlement date and describe what happens if funds are not received by the settlement date;

- provide us with a complete list of items to be included in the package sent to investors;

- tell us where participants will acknowledge that no offer to buy may be accepted until the registration statement is declared effective, and that an indication of interest is not binding; and

- tell us when the investor will receive a copy of the prospectus meeting the requirements of Section 10 of the Securities Act.

Condensed Consolidated Statement of Cash Flows, page F-5

49. Please revise your statement of cash flows to classify activities related to your trading securities and loans held for sale as operating activities. Refer to paragraph 18 of SFAS 115 and paragraph 9 of SFAS 102.

Notes to Financial Statements (three months ended March 31, 2005 and year ended December 31, 2004)

Note 2 – Accounting Policies

Securities, pages F-6-7 and pages F-23 – F-24

50. We note your response to prior comment 94. The fact that you classify the majority of your investments as available for sale seems inconsistent with the statement that you "plan to hold a majority of investments to maturity." Please revise to reconcile this inconsistency in your disclosure and provide a more detailed description of your methodology for deciding whether to classify securities as available for sale or held to maturity under SFAS 115.

51. We note your response to prior comment 95 and your reference to the scope exception in paragraph 5e.(1) of EITF 99-20. Supplementally, please confirm that you also qualify for part (2) of this scope exception.

Note 8 – Capital Stock and Earnings Per Share, pages F-12-13
Note 6 – Capital Stock and Net Loss Per Share, pages F-28-29

52. We note your response to comment 97. We are still unclear as to why you used a 13.8 percent dividend yield for your Black-Scholes option-pricing model. In your response, please explain why you believe that the dividend as a percentage of book value per share should be used instead of your peers' dividend yield. Additionally, please advise us how your calculation is consistent with the guidance in paragraph 287 of SFAS 123 that would require you to include your historical yield in calculating the average.

Other

   As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Matt Maulbeck at 202-551-3466 or Steven Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at 202-551-3780 with any other questions.

         Sincerely,

         Elaine Wolff
         Branch Chief

cc: Daniel M. LeBey, Esq. (via facsimile)
   Hunton & Williams LLP